08030699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
AUG 13 2008
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall, Suite 310
(No. and Street)

Spokane, WA 99201-0831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Snyder (509) 777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P.S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 1940, Spokane, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA L. SACKFIELD
COMMISSION EXPIRES
NOTARY PUBLIC
05/14/2011
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2008

Williams & Webster, P.S.
Certified Public Accountants
Bank of America Financial Center
601 W. Riverside, Suite 1940
Spokane, Washington 99201
(509) 838-5111

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane, WA

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 14 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 22, 2008

Bank of America Financial Center
601 W. Riverside, Suite 1940, Spokane, WA 99201
Phone (509) 838-5111 Fax (509) 838-5114

www.williams-webster.com

Center for Public Company Audit Firms
Private Companies Practice Section
AICPA, WSCPA

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2008

ASSETS		
Cash	$	159,853
Deposits with clearing broker		50,068
Employee advances		26,569
Accounts receivable - related parties		3,150
Securities commissions receivable		3,353
Total Assets	$	242,993
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	77,283
Accrued vacation and sick leave		3,637
Accruals and taxes payable		12,367
Total Liabilities		93,287
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(265,834)
Total Stockholders' Equity		149,706
Total Liabilities and Stockholders' Equity	$	242,993

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended June 30, 2008

REVENUES		
Commissions	$	776,088
Miscellaneous		35,627
Interest		868
		812,583
EXPENSES		
Commissions		313,664
Employee compensation and benefits		164,140
Occupancy and equipment rental		92,411
Taxes		44,060
Communications		7,980
Other operating expenses		140,925
		763,180
INCOME BEFORE TAXES		49,403
FEDERAL INCOME TAXES		10,468
NET INCOME	$	38,935

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2008

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (292,024)	$ 123,516
ADD (DEDUCT):				
Net income	-	-	38,935	38,935
Payment of dividends	-	-	(12,745)	(12,745)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (265,834)	$ 149,706

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	38,935
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Annuity commission receivable		
Accounts receivable		(450)
Employee advances		(8,912)
Deposit with clearing broker		109
Security commission receivable		(3,353)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(9,706)
Net cash provided by operating activities		16,623
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(12,745)
Net cash used by financing activities		(12,745)
NET INCREASE (DECREASE) IN CASH		3,878
CASH, BEGINNING OF YEAR		155,975
CASH, END OF YEAR	$	159,853
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. (hereinafter "Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2008, a total of $3637 had been accrued for future compensated absences.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2008, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $150.00 per month.

Revenue Recognition and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2008 was $313,664 which includes all commissions paid to the Company's securities representatives.

Securities Transactions

Such transactions are recorded on a settlement date basis.

Income Taxes
Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. See Note 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2008.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", (hereinafter "SFAS No. 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. It clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, it establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs in intended to

allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort. The market participant assumptions include assumptions about risk. A fair value measurement should include an adjustment for risk if market participants would include one in pricing the related asset or liability, even if the adjustment is difficult to determine. Market participant assumptions also include assumptions about the effect of a restriction on the sale or use of an asset. A fair market measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset. This guidance applies for stock with restrictions on sale that terminate within one year that is measured at fair value under FASB statements NO. 115. Fair value measurement for a liability reflects it nonperformance risk (the risk that the obligation will not be fulfilled). Because nonperformance risk includes the reporting entity's credit risk, the reporting entity should consider the effect of its credit risk (credit standing) on the fair value of the liability in all periods which the liability is measured at fair value under other accounting pronouncements, including FASB Statement No. 133. It affirms the requirement of other FASB Statements that the fair value of a position in a financial instrument (including a block) that trades in an active market should be measured as the product of the quoted price for the individual instrument times the quantity held. The quoted price should not be adjusted because of the size of the position relative to trading volume (blockage factor). They expand disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurement using significant unobservable inputs, the effect of the measurements on earnings (or changes in net assets) for the period. This applies for derivatives and other financial instruments measured at fair value under Statement 122 at initial recognition and in all subsequent periods.

This statement is effective for fiscal years beginning after November 15, 2007. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In November 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", (hereinafter SFAS No. 158). SFAS No. 158 improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. It also improves financial reporting by requiring an employer to measure the

funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer that is a business entity and sponsors one or more single employer defined benefit plans to: recognize the funded status of a benefit plan- measured as the difference between plan assets at fair value and the benefit obligation – in its statement of financial position; recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service cost or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statement 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position; disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service cost or credits, and transition asset or obligation; It also applies to a not-for-profit organization or other entity that does not report other comprehensive income. These reporting requirements are tailored for those entities.

This statement is effective beginning after December 15, 2006, for an employer with publicly traded equity securities and June 15, 2007 for and employer without publicly traded equity securities. Management believes the adoption of SFAS No. 158 will have no immediate impact on the financial position, results of operations, or cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. It is expected to expand the use of fair value measurement, which is consistent with long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations. Most of the provisions apply only to entities that effect the fair value option. However, the amendment to FASB Statement No. 115, applies to all entities with available-for-sate and trading securities. Some requirements apply differently to entities that do not report net income. The following are eligible items for the measurement option: (1) Recognized financial assets and financial liabilities except: (a) An investment in a subsidiary that the entity is required to consolidate (b) An interest in a variable interested entity that the entity is required to consolidate (c) Employers' and plans' obligations (or assets representing net over funded positions) for pension benefits, other postretirement benefits

(including health care and life insurance benefits), post employment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements (d) Financial assets and financial liabilities recognized under leases (e) Deposit liabilities, withdrawable on demand, of banks, savings and loan associations, credit unions, and other similar depository institutions (f) Financial instruments that are, in whole or in part classified by the issuer as a component of shareholder's equity (including "temporary equity). (2) Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments. (3) Nonfinancial insurance contracts and warranties that the insurer can settle by paging a third party to provide those goods and services. (4) Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument.

This statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51", (hereinafter "SFAS No. 160). A noncontrolling interest, sometimes called a minority interest, is the portion of equity in subsidiary not attributable, directly or indirectly to a parent. The objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statement by establishing accounting and reporting standards that require: The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated state of financial position within equity, but separate from the parent's equity; The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains it controlling financial interest in its subsidiary be accounted for consistently. A parent's ownership interest in a subsidiary changes if the parent purchases additional ownership interest in its subsidiary or if the parent sells some of its ownership interest in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interest or the subsidiary issues additional ownership interests. All of those transactions are economically similar and requires that they be accounted for similarly, as equity transactions; When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair valve. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather that the carrying amount of that retained investment; Entities provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners.

This statement is effective for fiscal years beginning on or before December 15, 2008, with early adoption prohibited. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations", (hereinafter "SFAS No. 141). The objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, it establishes principles and requirements for how the acquirer: (a) Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire (b) Recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase (c) Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effect of the business combination.

This applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2008, Selkirk had net capital of $119,987 which is $69,987 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was .78 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2008 were $58,517, $2,091 , $1,433, and $30.370, respectively. The lease for office space, which calls for monthly payments of $4,723, expires March 31, 2012; and will be rented on a month by month basis thereafter, until a new office space agreement is entered into by the Company. The lease

for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $150, and is in effect until November, 2008. The company has recently acquired a new postage machine, which calls for quarterly payments of $150 and is in effect until May of 2011. The old postage lease with payments of $78, is in effect until July of 2008. The lease with Dell for computer equipment, which calls for monthly payments of $523, is in effect until November of 2009. Additionally, the Company has entered into a second lease for computer information services, which calls for monthly payments of $1,950, and is in effect until December of 2008.

Total lease commitments for the subsequent fiscal years ending June 30 are as follows:

2009	$76,080
2010	$59,891
2011	$57,226

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2008, Selkirk reimbursed EFGI for contributions totaling $2,043.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and Statement of Financial Accounting Standard No. 71 for regulated activities, the Company has a tax provision for the fiscal year ended June 30, 2008 of $10,468. At June 30, 2008, Selkirk's parent company had filed the calendar year 2007 tax return. As such, Selkirk has recorded a tax liability to its parent representing its tax provision of $10,468 for the twelve months ending June 30, 2008, which represents its total tax liability.

The current tax provision is based upon statutory rates with modifications to income for deduction limitations as shown below:

		Year ended June 30, 2008
Income before taxes	$	49,403
Add permanent differences:		
Life insurance premiums		4,558
Meals & entertainment		7,452
Taxable income		61,413
Statutory tax rate		0.34
Tax provision		20,880
Surtax benefit		10,412
Income tax provision	$	10,468

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 4. During the period ended June 30, 2008, lease payments totaled $2,091.

As of June 30, 2008 the following was owed to Selkirk: ESI Commercial Corporation, as manager for ESI Financial Partners, L.P., which is affiliated through common ownership. owed Selkirk $2700; Empire Financial Group Incorporated ("EFGI") owed Selkirk $450; Employee advances owed were $26569.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2008 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2008

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
June 30, 2008

NET CAPITAL:		
Total stockholders' equity	$	149,706
Non-allowable receivable		(29,719)
NET CAPITAL AT JUNE 30, 2006	$	119,987
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	93,287
TOTAL AGGREGATE INDEBTEDNESS	$	93,287
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	119,987
Less: minimum net capital required		50,000
Net capital in excess of minimum requirement	$	69,987
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.78

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Bank of America Financial Center
601 W. Riverside, Suite 1940, Spokane, WA 99201
Phone (509) 838-5111 Fax (509) 838-5114

www.williams-webster.com

Center for Public Company Audit Firms
Private Companies Practice Section
AICPA, WSCPA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 22, 2008

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2008

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$93,287
Aggregate indebtedness as computed on page 16	$93,287

NET CAPITAL:

Net capital as reported by registrant	$119,987
Net capital as computed on page 16	$119,987

END